Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Performance Sports Group Ltd.

We consent to the inclusion in the Company’s Annual Report on Form 40-F for the fiscal year ended May 31, 2014 of our report dated August 12, 2014, relating to the consolidated statements of financial position of the Company as of May 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended May 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

/s/ KPMG LLP
Boston, MA
August 27, 2014